P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-2153

    jaliya_faulkner@vanguard.com

December 2, 2016

     via electronic filing

Megan Miller

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Vanguard Chester Funds, File No. 811-04098

Ms.  Miller,

The purpose of this letter is to respond to your comments, provided via telephone on November 4, 2016, regarding the Staff’s recent Sarbanes-Oxley review of certain filings of the above-listed registrant.  Each comment is summarized below, followed by the response to the comment.

Comment 1:    Please explain how often fees payable to VGI for management, administration, marketing, and distribution are settled. Please consider disclosing the frequency at which amounts are payable to the advisor.

Response:        We generally make payments to VGI twice a month for investment advisory, corporate management, administrative, marketing, and distribution services.  However, VGI does not require reimbursement from a fund in the current period for certain costs of operations (as disclosed in the notes to the financial statements). We believe that our current disclosures are appropriate.

Comment 2:    Please consider updating the caption on the Statement of Operations to indicate that securities lending income is net. Also, please consider adding disclosure to the lending note to indicate whether the fund is entitled to dividend income on securities lent.

Response:        We will update our caption to indicate that securities lending income is presented on a net basis and whether the fund is entitled to dividend income. Our footnote discloses that securities lending income represents fees charged to borrowers plus income earned on invested cash collateral, less expenses associated with the loan. During the term of the loan, the fund is entitled to all distributions made on or in respect of the loaned securities, and we will disclose this.

Comment 3:    The sector diversification chart in the PRIMECAP Fund’s profile shows that the health care and information technology sectors were each over 30%; however, sector risk is not noted in the prospectus as a principal risk of investing in the Fund. Please consider adding sector risk disclosure in the prospectus.

Response:           Sector risk disclosure for the health care and information technology sectors is currently disclosed as a principal risk in the Fund’s prospectus under the subheading “Manager risk.”

Comment 4:    In the chart titled “People Who Govern Your Fund,” in Form N-CSR, please include addresses per instructions on Form N-1A.

Response:        An address is included beginning with the shareholder reports dated August 31, 2016.

Comment 5:    Please confirm if the following transactions, to the extent known, have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50:

(a) Shareholders of the fund that are other funds or affiliated entities that are managed by the same advisor/manager;

(b) Shareholders of record or known beneficial owners of more than 10% voting interest of the fund; and

(c) Other shareholders that are deemed to be affiliates of the fund or advisor (including management).

Response:        We confirm that our transactions, to the extent known and material, are appropriately disclosed in the financial statements pursuant to ASC 850-10-50.  We note that ASC 850-10-50-1 states that “Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.”  Additionally, we note that there is no requirement under U.S. GAAP or Regulation S-X to disclose transactions with shareholders of record or known beneficial owners of more than 10% voting interest of the fund.

Please contact me at (610) 669-2153 with any questions or comments regarding the above responses.

Sincerely,

/s/Jaliya S. Faulkner

Jaliya S. Faulkner

Associate Counsel

The Vanguard Group, Inc.